Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of MetaStat, Inc. (the "Company") on Form S-1 to be filed on or about December 14, 2016 of our report dated May 26, 2016, on our audits of the consolidated financial statements as of February 29, 2016 and February 28, 2015 and for the each of the years in the two-year period ended February 29, 2016. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption "Experts" in this Registration Statement on Form S-1.

/s/ EisnerAmper LLP

New York, New York
December 13, 2016